This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of)
holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below)
may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Barclays Capital Inc., the dealer-manager for the Offer (the “Dealer-Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to
be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
PETROHAWK ENERGY CORPORATION
at
$38.75 Net Per Share
by
NORTH AMERICA HOLDINGS II INC.,
a wholly owned subsidiary of
BHP BILLITON PETROLEUM (NORTH AMERICA) INC.,
a wholly owned subsidiary of
BHP BILLITON LIMITED
     North America Holdings II Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (“BHP Billiton Limited”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk”), at a price of $38.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 25, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, AUGUST 19, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 14, 2011, by and among BHP Billiton Limited, Parent, Purchaser and Petrohawk (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Petrohawk (the “Merger”), with Petrohawk continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares then owned by Parent, Petrohawk or any of their respective direct or indirect wholly owned subsidiaries, in each case other than on behalf of third parties, and Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding, will be cancelled, will cease to exist and will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and Petrohawk will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.
     The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date a number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (the “Minimum Condition”) and (ii) (a) the issuance by the Committee on Foreign Investment in the United States (“CFIUS”) of a letter to the parties to the Merger Agreement pursuant to 31 C.F.R. part 800, subpart D, stating a determination that either (x) it has determined that the transactions contemplated by the Merger Agreement are not “covered transactions” under Section 721 of the U.S. Defense Production Act of 1950, as amended (50 U.S.C. App. § 2170) (“Section 721”), and the applicable regulations related thereto or (y) there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement and action under Section 721 is therefore concluded or (b) CFIUS having recommended that the President of the United States prohibit the transactions contemplated by the Merger Agreement and the President having rejected such recommendation of CFIUS and having announced, pursuant to clause (d) of Section 721, a decision not to exercise authority under Section 721 with respect to such transactions (the “CFIUS Condition”). The Offer is also subject to other customary conditions, as set forth in Section 15 of the Offer to Purchase. On July 22, 2011, the U.S. Federal Trade Commission granted early termination of the waiting period applicable to the consummation of the Offer and the Merger under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

THE BOARD OF DIRECTORS OF PETROHAWK (THE “PETROHAWK BOARD”) UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.
     After careful consideration, the Petrohawk Board has unanimously (1) approved, and declared advisable, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (2) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Petrohawk and its stockholders and (3) recommended that Petrohawk’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

     The Offer to Purchase, the Letter of Transmittal and Petrohawk’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Petrohawk Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.
     Petrohawk has granted to Purchaser an irrevocable option (the “Top-Up Option”), which Purchaser may exercise following Purchaser’s acceptance for payment of all Shares validly tendered and not properly withdrawn prior to the Expiration Date, to purchase from Petrohawk at a price per Share equal to the Offer Price the number of Shares that, when added to the number of Shares already owned by Purchaser and any of its affiliates immediately prior to the time of such exercise, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into Petrohawk without any vote or written consent of Petrohawk’s stockholders in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), which is called a “short-form” merger. However, in no event will the Top-Up Option be exercisable (i) to the extent that the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of Petrohawk’s then-authorized and unissued Shares that are not otherwise reserved or committed to be issued and (ii) unless, immediately after the issuance of Shares pursuant to the Top-Up Option, Parent and its affiliates would own at least one Share more than the number of Shares necessary for Purchaser to effect such a “short-form” merger. As soon as possible after consummation of the Offer, Parent, Purchaser and Petrohawk expect to consummate the Merger pursuant to the Merger Agreement. Purchaser intends to exercise the Top-Up Option if it is exercisable and such exercise is necessary in order to effect a “short-form” merger in accordance with Section 253 of the DGCL.
     Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Petrohawk), subject to the terms of the Merger Agreement and applicable law. Pursuant to the Merger Agreement, Purchaser is required to extend the Offer (i) for any period required by the U.S. federal securities laws or any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff with respect to the U.S. federal securities laws or the rules and regulations of the New York Stock Exchange applicable to the Offer or as may be required by any other governmental entity and (ii) unless the Merger Agreement has been earlier terminated in accordance with its terms, for periods of not more than 10 business days each, if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived, until January 17, 2012 (or, in the event that as of January 17, 2012, the CFIUS Condition is not satisfied but all of the other conditions to the Offer (other than the Minimum Condition and the delivery of certain certificates, which certificates only need to be capable of being delivered) have been satisfied or waived and the CFIUS Condition remains capable of being satisfied or waived, then March 17, 2012 if either Parent or Petrohawk has elected to extend to such date).
     If, following the acceptance for payment of all Shares validly tendered and not properly withdrawn prior to the Expiration Date, Purchaser has not acquired at least 90% of the then-outstanding Shares on a fully diluted basis, Purchaser may elect to provide a subsequent offering period in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) of neither less than three business days nor, without the consent of Petrohawk, more than 15 business days, during which time stockholders whose Shares have not been tendered during the initial offering period may tender, but not withdraw, their Shares and receive the Offer Price.
     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any election to provide a subsequent offering period will be followed by a public announcement of such election no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.
     Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will promptly (and in any event within three business days) thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.
     No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.
     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 22, 2011, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the Offer to Purchase.
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. None of Purchaser, the Depositary, the Information Agent (as defined below), the Dealer-Manager or any other person will be under any duty to give notification of any defects or irregularities in any tenders or in any notice of withdrawal or incur any liability for failure to give any such notification.
     Petrohawk has provided Purchaser with Petrohawk’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Petrohawk’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in the Offer to Purchase). In general, a United States Holder of Shares will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares into the Offer, exchanging Shares in the Merger or exercising appraisal rights.
     The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
     Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent, the Depositary and the Dealer-Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

The Information Agent for the Offer is:	The Dealer-Manager for the Offer is:

MacKenzie Partners	Barclays Capital Inc.
105 Madison Avenue	745 Seventh Avenue, 3rd Floor
New York, New York 10016	New York, New York 10019
(212) 929-5500 (Call Collect)	Attention: Equity Corporate Services
or	(Call) Toll-Free: (888) 610-5877
Call Toll-Free: (800) 322-2885
     E-mail: tenderoffer@mackenziepartners.com
July 25, 2011